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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of February, 2003



                                  WACOAL CORP.
                 (Translation of Registrant's Name into English)



                      29, Nakajima-cho, Kisshoin, Minami-ku
                                  Kyoto, Japan
                    (Address of principal executive offices)



    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  X    Form 40-F
                                     ---             ---


    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Form 20-F       Form 40-F  X
                                     ---             ---


    If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                  ---

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                                  WACOAL CORP.
                                    Form 6-K

                                TABLE OF CONTENTS

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
Item 1.         Announcement of Certain Details Relating to the Planned Acquisition by the Company of        3
                its Own Shares and the Announcement of the Completion of such Acquisition

Signature                                                                                                    4

Exhibit Index                                                                                                5
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Exhibit 1       Announcement of Certain Details Relating to the Planned Acquisition by the Company           1
                of its Own Shares

Exhibit 2       Announcement of the Completion of the Acquisition by the Company of its Own Shares           1

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Item 1.   ANNOUNCEMENT OF CERTAIN DETAILS RELATING TO THE PLANNED ACQUISITION
BY THE COMPANY OF ITS OWN SHARES AND THE ANNOUNCEMENT OF THE COMPLETION OF SUCH ACQUISITION

    On February 12, 2003 we announced certain details of our planned acquisition of our own shares, and on February 13, 2003 we announced the completion of such share acquisition. Attached as Exhibit 1 and Exhibit 2 hereto are English translations of these announcements.

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                                    SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 WACOAL CORP.
                                 (Registrant)


                                 By:  /s/  Nobuhiro Matsuda
                                      ---------------------------------------
                                      Nobuhiro Matsuda
                                      Corporate Officer
                                      Director of Finance, Corporate Planning


Date: February 17, 2003

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                                  EXHIBIT INDEX

                                                                                                      Page
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
Exhibit 1         Announcement of Certain Details Relating to the Planned Acquisition by                1
                  the Company of its Own Shares

Exhibit 2         Announcement of the Completion of the Acquisition by the Company of its               1
                  Own Shares

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